082-00913

Sainsbury's

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 03 June 2009

09046477

SUPPL

Dear Sir

J Sainsbury Announces: Operating Board Changes.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 3rd June 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

dw 7/9

3 June 2009

Sainsbury's announces changes to the Operating Board

Sainsbury's IT and change director, Angela Morrison, has decided to leave the company this summer after four years in the role.

Rob Fraser will join the Operating Board as IT director in the autumn, bringing many years of both IT and retail experience to the role. Rob is currently vice president, Consumer, Technology & Transport at the Computer Science Corporation, and spent ten years at Boots where he undertook a variety of IT roles including Group IT director. He was also a member of the Boots Executive Committee and has worked for Rank Xerox and Marks and Spencer.

Commenting on the board changes Justin King, chief executive said, "Under Angela's leadership our IT function has undergone considerable change, including the successful in-sourcing of IT back into the company in 2006, and the creation of an IT platform to support the future growth of the business. We thank Angela for the important contribution she has made to Sainsbury's success and we wish her well in the future.

"Rob brings many years of IT and retail experience to the role and he will be a great asset to Sainsbury's and the company's management team."

-Ends-

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 7295

Notes to editors:

Rob Fraser career summary:

- 2008-to date, Computer Sciences Corporation
- 1997-2007 Boots Company
  - 2004 - 2007, Group IT Director, Health & Beauty/Member, Boots Executive Committee
  - 2002 - 2004, Director of IT, Retail
  - 2000 - 2002, Director, IT, Supply Chain & Shared Services
  - 1997 - 2000 Programme Manager, Supply Chain Renewal
- 1994-1997, Lafage
- 1994-1992, Arthur Andersen
- 1989-1992, Rank Xerox Ltd
- 1985-1989, Marks and Spencer plc

Sainsbury's Operating Board Members

Justin King - chief executive (also on plc board)
Darren Shapland - chief financial officer (also on plc board)
Mike Coupe - trading director (also on plc board)
Roger Burnley - retail and logistics director
Gwyn Burr - customer director
Tim Fallowfield - company secretary
Rob Fraser - IT director (from autumn 2009)
Dido Harding - convenience director
Luke Jensen - managing director non-food
John Rogers - property director
Neil Sachdev - commercial services director
Imelda Walsh - HR director